GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

__________

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

October 6, 2009

Direct Dial	Client Matter No.
(202) 955-8671	C 42376-00883

Fax No.

(202) 530-9569

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attn: Melissa Campbell Duru

Re:	Intel Corporation
Schedule TO-I
Filed September 22, 2009
File No. 005-19567

Ladies and Gentlemen:

On behalf of our client Intel Corporation (the “Company”), set forth below are responses to the letter of the Office of Mergers & Acquisitions of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 28, 2009, setting forth comments to the Tender Offer on Schedule TO filed by the Company with the Securities and Exchange Commission (the “Commission”) on September 22, 2009 (the “Schedule TO”). We have set forth the Staff’s comments, indicated in bold, followed by the Company’s responses. Section references in our responses are to the Offer to Exchange filed as Exhibit (a)(1)(i) to Amendment No. 1 to the Schedule TO (“Amendment No. 1”), filed with the Commission on September 28, 2009. Any terms not defined herein shall have the meanings as set forth in the Schedule TO.

GIBSON, DUNN & CRUTCHER LLP

October 6, 2009

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

General

1.

We note disclosure stating that when the ratios become final, optionholders “will have about 10 business days” to consider the final exchange ratios before the offer closes. Please clarify whether optionholders would have at least 10 business days prior to expiration of the offer to consider the final exchange ratios assuming either a reset of the preliminary ratio or assuming the final exchange ratio is the preliminary exchange ratio. We note that Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule l 3e-4(f)(1)(ii), then provide us with a legal analysis explaining how your offer complies with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters, staff interpretative positions and any other relevant facts unique to the current offer that you believe support your analysis.

In Amendment No. 1, the Company revised the answer to Question 12 in Part I of the Offer to Exchange to state that when the exchange ratios become final, optionholders “will be notified and will have 10 business days to consider the final ratios before the Offer period closes,” and the Company revised Part III. Item 7, “Extension of Offer; Termination; Amendment,” to state that if there is an increase or decrease in the exchange ratio for Eligible Options, the Company will notify optionholders of such an increase, decrease or change, and “will extend the Offer for a period of at least ten (10) business days as of the date of the notice.” The Company expects to announce the final exchange ratios no later than Monday, October 19, 2009, either affirming that the final exchange ratios have not changed from the preliminary ratios initially announced or disclosing any revisions to the exchange ratios, and in either situation will file an amendment to the Schedule TO with the announcement to Eligible Employees.

If the preliminary exchange ratios described in Schedule A to the Offer to Purchase in Amendment No. 1 do not change and therefore become the final exchange ratios, we do not believe that Rule 13e-4(f)(1)(ii) is implicated. Rule 13e-4(f)(1)(ii) states that, unless withdrawn, a tender offer is to remain open until the expiration of “at least ten business days from the date that notice of an increase or decrease in ... the consideration offered ... is first published, sent or given to security holders.” If the preliminary ratios become the final ratios, there will be no increase or decrease in the consideration offered. Although the Offer to Exchange informs Eligible Employees that the preliminary ratios may change, we do not believe that informing Eligible Employees of this possibility should of itself be viewed as triggering Rule 13e-4(f)(1)(ii) if the exchange ratios are not in fact changed.

GIBSON, DUNN & CRUTCHER LLP

October 6, 2009

If the final exchange ratios do change from the preliminary exchange ratios, we likewise do not believe that Rule 13e-4(f)(1)(ii) is implicated because the change in the ratios will result from changes in the variables that were used to value Eligible Options and New Options, and not from a change in the value-for-value nature of the Offer. As explained in the Offer to Exchange, both the preliminary and the final exchange ratios have been and will be determined by the same method, which is intended to result in the grant of New Options with an aggregate fair value (as determined under accounting rules) that does not exceed the aggregate fair value of the Eligible Options they replace calculated as of the time that Intel sets the exchange ratios. Intel established the exchange ratios using this method with the intention of not generating incremental compensation expense in connection with the grant of New Options. Both the preliminary exchange ratios and the final exchange ratios are based on the fair value of the Eligible Options and the fair value of New Options, using the “Black-Scholes option pricing model,” which takes into account variables such as the average of the high and low sales prices of Intel common shares as quoted on NASDAQ, the implied volatility of Intel’s shares, risk-free interest rates, expected dividends and the expected term of an option. This is the same option valuation model that Intel uses for financial reporting purposes and, in calculating the fair value of the Eligible Options and New Options, Intel is using assumptions consistent with those used in calculating Intel’s equity compensation expense for all options granted to employees. Thus, if the final exchange ratios differ from the preliminary exchange ratios, we believe that Rule 13e-4(f)(1)(ii) should not be triggered in this context, as the “change” in the exchange ratios will be due to changes in the relative values of Eligible Options and New Options based on changes during the term of the Offer in factors used in the Black-Scholes option pricing model, such as stock price and stock price volatility. Instead, the terms of the Offer have been carefully structured to further the value-for-value objective and yet to afford Eligible Employees sufficient time to evaluate the exchange ratios.

The Offer is currently scheduled to expire at 11:00 p.m., Eastern Time, on Friday, October 30, 2009, which is the tenth business day from October 19, 2009. We note that with this schedule, the last day of the Offer is not a full business day within the definition of “business day” under Rule 13e-4(a)(3). If the final exchange ratios differ from the preliminary exchange ratios, and if the Staff is of the view that Rule 13e-4(f)(1)(ii) is applicable as a result thereof, we believe that both the manner in which information on the final exchange ratios is disseminated and the means available to Eligible Employees to respond to the Offer satisfy the objective of the rule by ensuring that Eligible Employees have sufficient opportunity to assess the terms of the Offer. In particular, Eligible Employees will have immediate access to information on the final exchange ratios and may use internet-based techniques to submit, withdraw or amend elections up through the final minutes of the Offer. As described in the Offer to Exchange, the final exchange ratios will be posted on Circuit and on the Computershare website dedicated to the Offer. Thus, commencing on October 19, 2009, without any delay for mailing, Eligible Employees can immediately learn of the final exchange ratios. In addition, employees will be able to access these materials and evaluate the offer at any time, day or night, business day or weekend, through the expiration of the Offer. Finally, it should be noted that the Company

GIBSON, DUNN & CRUTCHER LLP

October 6, 2009

commenced the offer on Monday, September 28, 2009, and the Company initially made a preliminary copy of the Offer to Exchange available a week before that, on Monday, September 21, 2009, to provide Eligible Employees extra time to learn about and consider the Offer. Accordingly, we respectfully believe that the planned expiration date and time of the Offer is not inconsistent with the objectives of Rule 13e-4(f)(1)(ii).

Terms of the New Options, page 13

2.

Based on your disclosure, it appears that only optionholders with access to Circuit will receive the announcement regarding the final exchange ratios as soon as it is made available. Optionholders without access to Circuit are required to contact the company or Computershare to determine the final exchange ratios. Please advise us whether providing updated information regarding the exchange ratios in this manner is consistent with the requirements set forth in Rules 13e-4(d)(2) and Rule 13e-4(e)(3).

We believe that, if the final exchange ratios differ from the preliminary exchange ratios, announcing the final exchange ratios through both Circuit and Computershare satisfies the standard under Rule 13e-4(d)(2) and Rule 13e-4(e)(3) to disseminate the information “in a manner reasonably calculated to inform security holders of the change.”

The great majority of Eligible Employees were notified of the commencement of the Offer through an email sent to their work address, the text of which was filed as Exhibit 99.(A)(1)(T) to Amendment No. 1, and through an article on Circuit, which is the home page for the Company’s employee intranet. Both the email announcement and the article on Circuit link through to the “My Option Exchange” website on Circuit, where the Offer to Exchange, the means to tender Eligible Options and related materials relating to the Offer are available. As stated in the Offer to Exchange, when the exchange ratios become final, the information will be disseminated by posting an announcement either in the main page of Circuit, the Employee Stock Option Exchange Program page on Circuit, or both. Intel has confirmed to us that employees who are Eligible Employees and who are not on a leave of absence use the Circuit website in the course of their routine employment relationship and for employee benefits-related communications.

Likewise, with respect to Eligible Employees on a leave of absence, the manner used by Intel to communicate information regarding the Offer, including any updated information regarding the exchange ratios, is consistent with the Company’s routine process for communicating with employees on a leave of absence, who are expected to have either internet or telephonic means of communicating regarding employee benefit matters. These employees were each sent via mail a paper set of the Offer to Exchange and related materials. Although these Eligible Employees were provided a means of electing to exchange their Eligible Options by returning a paper election form, they also may elect to participate in the Offer by submitting elections through a telephone facility or an internet website operated on behalf of the Company

GIBSON, DUNN & CRUTCHER LLP

October 6, 2009

by Computershare. These employees were informed in the Offer to Exchange and in the cover letter that was sent to them with the Offer to Exchange that they can access Computershare’s web tool or contact the call center any time within that last 10 days of the exchange window to obtain the most current exchange ratios. We understand that Intel routinely uses telephonic and internet-based systems with respect to employees on a leave of absence. For example, employees on a leave of absence may only exercise their employee stock options by a telephone- and internet-based system. Another example of how employees on a leave of absence are expected to maintain communication with Intel via the internet or telephone is the Company’s process for employees who are on a leave of absence, who must submit healthcare benefit elections online or via the telephone. The Company mails participation materials to all eligible employees who are on a leave of absence, and these employees then are required to use either internet- or telephone-based resources to review important information, such as information on their designated beneficiaries and covered dependents, and are required to conduct all further communications and submit their enrollment elections either through the internet website or by telephoning an Intel Health Benefits call center.

Because employees on a leave of absence routinely interact with the Company via the internet or telephonically and are required to do so with respect to other employee benefit matters, we believe that the process that Intel has established for communicating with Eligible Employees regarding the Offer satisfies Rule 13e-4(d)(2) and Rule 13e-4(e)(3). Our view is supported by interpretive guidance issued by the Staff in Exchange Act Release No. 37182, “Use of Electronic Media,” (May 9, 1996), in which the Staff addressed the acceptability of using either company electronic communication systems or alternative third-party electronic communication systems to communicate with employees. Specifically, in that Release the Staff, in the context of addressing email communications, found it acceptable when “employees ... use the company’s electronic mail system in the course of performing their duties or ... are expected to have alternative means made available to receive electronic mail messages.” Here, Eligible Employees either will use the company’s intranet system or are expected to have alternative means available to communicate telephonically or via the internet.

As stated in our response to Question 1, Intel has revised the Offer to Exchange in Amendment No. 1 to state that if there is an increase or decrease in the exchange ratio for Eligible Options, the Company will notify Eligible Employees of such an increase, decrease or change, and “will extend the Offer for a period of at least ten (10) business days as of the date of the notice.” Therefore, Eligible Employees have been notified, that unless the offer is extended, the final exchange ratios will be available no later than October 19, 2009. We and the Company respectfully believe that the method of dissemination of the final exchange ratios is reasonably calculated to inform Eligible Employees of any change to the exchange ratios, because a large percentage of the Eligible Employees have access to Circuit, and the other Eligible Employees have been informed that the final exchange ratios will be available via the internet or telephone and are accustomed to the Company’s policy of communicating telephonically or via the internet to obtain information and submit benefit elections.

GIBSON, DUNN & CRUTCHER LLP

October 6, 2009

Extension of the Offer; Termination; Amendment, page 20

3.

Refer to the language in the third paragraph of this section. You may not terminate the offer by giving only oral notice to optionholders because such notice is not reasonably calculated to inform all optionholders. Please revise to clarify, if true, that written or published notice will be provided pursuant to Rule 13e-4(e)(3).

The Company has revised the description in Part III. Item 7, “Extension of Offer; Termination; Amendment,” to clarify that it “will provide written or electronic notice of any such termination to all Eligible Employees holding Eligible Options.” It is the Company’s intention that any oral notice of termination provided to Eligible Employees be in addition to written or electronic notice.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company further acknowledges that (i) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (202) 955-8671 or to contact Cary I. Klafter at (408) 765-8080.

Sincerely,

/s/ Ronald O. Mueller

Ronald O. Mueller

cc:	Cary I. Klafter
Fernando L. Delmendo

ROM/rom